January 12, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Mitesco, Inc. Registration Statement on Form S-1 (File No. 333-292511)

Acceleration Request

Requested Date: January 12, 2026

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Mitesco, Inc. (the “Company”) requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Joel Mayersohn of Dickinson Wright PLLC at 954-991-5426 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Mitesco, Inc.

By:	/s/ Mack Leath
	Name:	Mack Leath
	Title:	Chief Executive Officer, Chief Financial Officer and Chairperson of the Board of Directors